

Mail Stop 3030

March 21, 2017

Via E-mail
Keith Tainsky
Chief Financial Officer
Exar Corporation
48720 Kato Road
Fremont, CA 94538

> **Re:** **Exar Corporation**
> **Form 10-K for the Fiscal Year Ended March 27, 2016**
> **Filed May 27, 2016**
> **Form 8-K filed February 1, 2017**
> **File No. 001-36012**

Dear Mr. Tainsky:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 27, 2016

General

1.   We are aware of publicly available information indicating that you have significant business with ZTE Corporation, which is reported to have sold products into Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, original equipment manufacturers, distributors, customers or other direct or indirect arrangements. You should describe any

goods, technology or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

3.   You disclose that revenues in each of your three geographic regions declined in-part because of lower sales prices. In future filings, please disclose the underlying factors leading to material changes in prices, including any known trends impacting sales prices.

4.   To assist investors in understanding the composition of your revenues, in future filings, please expand your discussion to quantify and describe the significant components of your revenues, such as contributions from significant products, product lines and product end markets. Also, address trends in products, product lines and product end markets that materially impact your revenues.   In this regard, we note that your filing and website describe several distinct product lines and that you describe trends in product lines and product end markets in your earnings releases and related earnings calls. We also note that MD&A discussed product lines and product end market in recent prior years.   For guidance, please refer to Item 303A(3) of Regulation S-K and Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data

Note 19. Segment and Geographic Information, page 87

5.　　Please tell us how you have considered the product line disclosure guidance from FASB ASC 280-10-50-40. In that regard, we see that under the description of your business and on your website you identify several distinct product lines. We also note that you provided product line disclosure in prior Forms 10-K.

Form 8-K filed February 1, 2017

Exhibit 99.2

6.　　In future filings please provide a reconciliation for EBITDA and EBITDA margin to the most directly comparable GAAP financial measures as required by Item 10(e)(1)(i) of Regulation S-K. Also, refer to Question 103.02 of the updated Compliance and Disclosure Interpretations issued May 17, 2016.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

　　　　　　　　　Sincerely,

　　　　　　　　　/s/ Gary Todd for

　　　　　　　　　Brian Cascio
　　　　　　　　　Accounting Branch Chief
　　　　　　　　　Office of Electronics and Machinery